SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

04 APR -5 AM 7:21

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

04024034

Brussels, March 26, 2004

SUPPL

Attention : Special Counsel/Office of International Corporate Finance

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

Dear Sirs,

**Reference : 82-2691**

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press release issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

dlw 4/5

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : www.solvay-investors.com

Embargo: Brussels, March 26, 2004 at 5:40 pm

# FINAL 2003 RESULTS OF THE SOLVAY GROUP

**Resilient 2003 results (EUR 430 million).**

- **Despite a very strong EUR and a weak economic environment, the Solvay group ends 2003 with a net income decrease of only 13% compared to record 2002 results.**
- **2003 dividend maintained (EUR 1.80 per share)**

## Final results

The Solvay **group** confirmed its preliminary consolidated results announced on February 13, 2004 and finished 2003 with results of EUR 430 million, or a decline limited to 13% from the record level of 2002 (EUR 494 million). Results from the **parent company** SOLVAY S.A amounted to EUR 212 million in 2003, compared to EUR 220 million in 2002.

## Perspectives

As indicated on February 13, 2004, the year 2003 was characterized by an uncertain and difficult economic environment which generated stocking and destocking as well as oil prices volatility. In 2004, the lack of visible growth in Europe and the risk of a persistently very strong EUR are factors that must be taken into account, especially during the 1st quarter. The significant contribution of Pharmaceuticals and Specialties, combined with all efforts to increase competitiveness, and the continuing improvement of the product portfolio, should allow the Solvay group to face these pressures on an annual basis. In this context, the Group is accelerating a series of restructuring and cost-reduction measures.

## Balance Sheet

Shareholders' equity amounted to EUR 3,532 million at the end of 2003, down EUR 32 million compared to the end of 2002, mainly due to the impact of exchange-rate fluctuations. Cash flow generation and rigorous screening of capital investments have permitted the Group, despite difficult conditions, to improve its already very healthy financial situation. The Group's net indebtedness was thus reduced by EUR 198 million and amounted to EUR 1,120 million.The net debt to equity ratio at the end of 2003 amounted to 32%, down from 37% in 2002.

## Investment, Research and Development

2003 capital expenditures amounted to EUR 555 million, as a result of a selective policy. R&D expenses were EUR 404 million. This includes EUR 284 million for the Pharmaceuticals Sector, up 6% from 2002. The 2004 capital investment and R&D budgets are EUR 620 million and EUR 411 million respectively. In 2004, the Pharmaceuticals Sector research effort should represent 68% of the Group's R&D expenses.

## Dividend

The Board of Directors decided to propose to the General Shareholders' meeting on June 3, 2004 payment of a **net dividend** of EUR 1.80 per share, stable compared to the 2002 dividend. Considering the prepayment of the dividend paid on January 15, 2004 (EUR 0.70 net per share), the balance (which is EUR 1.10 net per share) will be paid on June 10, 2004 (coupon no. 74). This evolution is consistent with the Group's dividend policy which consists of increasing the dividend whenever possible and if possible, not decreasing it. For over more than 20 years, the Group has never decreased the dividend.

## Performance per share

| In EUR/share | 2002 | 2003 | 2003/2002 Δ% |
|---|---|---|---|
| Cash flow per share[1] | 12.26 | 9.91 | -19% |
| Earnings per share[1] | 5.59 | 4.78 | -15% |
| Net dividend | 1.80 | 1.80 | - |
| Gross dividend | 2.40 | 2.40 | - |

## SUMMARY CONSOLIDATED FINAL RESULTS

| Millions of EUR | 2002 | 2003 | 2003/2002 Δ% |
|---|---|---|---|
| **Sales** | **7,919** | **7,557** | **-5%** |
| **REBIT[2]** | **844** | **673** | **-20%** |
| EBIT | 757 | 662 | -13% |
| Charges on net indebtedness | -88 | -85 | -3% |
| Income taxes | -151 | -114 | -25% |
| Equity earnings | -39 | -48 | +26% |
| Income from investments | +15 | +15 | n.s. |
| **Net income of the Group** | **494** | **430** | **-13%** |
| Net income (Solvay share) | 464 | 396 | -15% |
| Depreciation and amortization | 554 | 429 | -23% |
| *Recurring Depreciation & Amortization* | *440* | *429* | *-3%* |
| Cash flow[3] | 1,048 | 859 | -18% |

## RECURRING RESULTS BY SEGMENT

The weakening of the US dollar greatly affected results in the Pharmaceuticals sector (-8% in EUR, +2% at constant exchange rates). Its 2003 sales, in EUR, dropped 2% compared to 2002, whereas they would have been up 6% at constant exchange rates. Note however the significant growth in American sales (+15% in USD), and intensification of R&D efforts (+6% compared to 2002) which represents about 16% of sales. As for the Chemicals sector, maintaining market shares and volumes in the context of a very weak US dollar, led to a drop in results of 25%. Impacted by a significant decline in vinyls in Europe, the Plastics sector saw a large drop in results. Vinyls recovered at the end of the year, and the primary specialty polymers markets are recovering In the Processing sector, results were also down, but the fourth quarter was better than that of last year.

| Millions of EUR | 2002 | 2003 | 2003/2002 Δ% |
|---|---|---|---|
| **Group Sales** | **7,919** | **7,557** | **-5%** |
| *Pharmaceuticals* | 1,863 | **1,832** | -2% |
| *Chemicals* | 2,636 | **2,508** | -5% |
| *Plastics* | 1,937 | **1,802** | -7% |
| *Processing* | 1,479 | **1,413** | -5% |
| *Unallocated items* | 0 | 0 | n.s. |
| *« Discontinuing operations »* | 4 | 2 | -25% |
| **Group REBIT** | **844** | **673** | **-20%** |
| *Pharmaceuticals* | 263 | **243** | -8% |
| *Chemicals* | 259 | **195** | -25% |
| *Plastics* | 247 | **155** | -37% |
| *Processing* | 80 | **70** | -12% |
| *Unallocated items* | -50 | **-41** | -18% |
| *« Discontinuing operations »* | 45 | **50** | +11% |

## SUMMARY CONSOLIDATED BALANCE SHEET

| **Millions of EUR** | **December 31, 2002** | **December 31, 2003** |
|---|---|---|
| Non-current assets | 4,025 | 3,859 |
| Current assets | 1,309 | 1,132 |
| Net deferred tax assets & current income taxes | 378 | 385 |
| Net working capital | 1,128 | 1,177 |
| **TOTAL** | **6,840** | **6,553** |
| Shareholders' equity | 3,564 | 3,532 |
| Provisions | 1,880 | 1,823 |
| Dividends | 78 | 78 |
| Net indebtedness | 1,318 | 1,120 |
| **TOTAL** | **6,840** | **6,553** |
| Net debt to equity ratio | 37% | 32% |

## FINAL RESULTS OF THE PARENT COMPANY SOLVAY S.A.

| **Millions of EUR** | **2002** | **2003** |
|---|---|---|
| Net income of the period | 220 | 212 |
| Transfers to tax-free reserves | - | -9 |
| Income to be distributed | 220 | 203 |

****

With the agreement of the Banking, Finance and Insurance Commission, the 2003 statements were recorded and presented in IFRS (International Financial Reporting Standards). The 2002 books were restated in IFRS. Also, Deloitte & Touche certified the annual consolidated statements as of December 31, 2003 as well as those of the parent company Solvay S.A. without reservation and confirmed that the accounting information shown in this press release does not call for any comments on its part and concurs with the annual consolidated accounts.

****

## Key dates for financial communications in 2004 :

The 2003 annual report will be published on the Internet at the beginning of April 2004.

- April 29, 2004 : 3-month results 2004
- July 30, 2004 : 6-month results 2004
- October 29, 2004 : 9-month results 2004

**To obtain more information : Solvay Investor Relations,**

Tel. 32-2-509.60.16, Fax. 32-2-509.72.40, E-mail : investor.relations@solvay.com , Website : www.solvay-investors.com

*Dit persbericht is ook in het Nederlands beschikbaar – Ce communiqué est également disponible en français*

# IFRS FULL FINANCIAL STATEMENTS

*(Statements audited by Deloitte & Touche)*

## Consolidated income statement

| in millions of EUR | 2002 | 2003 |
|---|---|---|
| **Sales** | **7,919** | **7,557** |
| Cost of goods sold | -5,240 | -5,101 |
| **Gross margin** | **2,679** | **2,456** |
| Commercial and administrative costs | -1,412 | -1,359 |
| Research and development costs | -399 | -404 |
| Other operating gains & losses | -69 | -42 |
| Other financial gains & losses | 45 | 22 |
| **REBIT** | **844** | **673** |
| Non-recurring items | -87 | -11 |
| **EBIT** | **757** | **662** |
| Charges on net indebtedness | -88 | -85 |
| Income taxes | -151 | -114 |
| Equity earnings | -39 | -48 |
| Income from investments | 15 | 15 |
| **Net income of the Group** | **494** | **430** |
| Minority interests | -30 | -34 |
| **Net income (Solvay share)** | **464** | **396** |
| Net earnings per share | 5.59 | 4.78 |
| Diluted net earnings per share (1) | 5.58 | 4.78 |

*(1) calculated based on the number of shares diluted by the stock options issued*

## Consolidated statement of sources of funds

| in millions of EUR | 2002 | 2003 |
|---|---|---|
| **Cash flow from operating activities** | **848** | **870** |
| EBIT | 757 | 662 |
| Depreciation and amortization | 554 | 429 |
| Changes in working capital | -245 | -103 |
| Changes in provisions | -45 | -7 |
| Income taxes paid | -85 | -102 |
| Other non-cash items | -88 | -9 |
| **Cash flow from investing activities** | **-510** | **-369** |
| Acquisition/sale of investments | 13 | -67 |
| Acquisition/sale of assets | -376 | -494 |
| Income from investments | 15 | 15 |
| Changes in financial receivables | -221 | 179 |
| Effect of changes in method of consolidation | 59 | -2 |
| **Cash flow from financing activities** | **-489** | **291** |
| Increase/Decrease of capital | 9 | 0 |
| Acquisition/sale of own shares | -9 | -18 |
| Changes in borrowings | -182 | 629 |
| Charges on net indebtedness | -88 | -85 |
| Dividends | -219 | -235 |
| **Net change in cash and cash equivalents** | **-151** | **792** |
| Currency translation differences | -41 | -25 |
| Opening cash balance | 631 | 439 |
| Ending cash balance | 439 | 1,206 |

# Consolidated balance sheet

| in millions of EUR | At the end of 2002 | At the end of 2003 |
|---|---|---|
| **ASSETS** | | |
| **Non-current assets** | **5,919** | **5,502** |
| Intangible assets | 265 | 245 |
| Consolidation differences | 180 | 155 |
| Tangible assets | 3,580 | 3,459 |
| Investments – equity accounting | 322 | 312 |
| Other investments | 471 | 531 |
| Deferred tax assets | 585 | 511 |
| Financial receivables and other non-current assets | 516 | 289 |
| **Current assets** | **3,545** | **4,185** |
| Inventories | 1,086 | 1,059 |
| Trade receivables | 1,494 | 1,390 |
| Income tax receivables | 141 | 154 |
| Other receivables | 385 | 376 |
| Cash and cash equivalents | 439 | 1,206 |
| **TOTAL ASSETS** | **9,464** | **9,687** |
| **EQUITY AND LIABILITIES** | | |
| **Total Shareholders' equity** | **3,564** | **3,532** |
| Capital and reserves | 2,686 | 2,666 |
| Minority interests | 878 | 866 |
| **Non-current liabilities** | **3,346** | **3,869** |
| Long-term provisions | 1,823 | 1,759 |
| Deferred tax liabilities | 275 | 162 |
| Long-term financial debt | 1,192 | 1,912 |
| Other non-current liabilities | 56 | 36 |
| **Current liabilities** | **2,554** | **2,286** |
| Short-term provisions | 57 | 64 |
| Short-term financial debt | 565 | 414 |
| Trade liabilities | 1,141 | 1,009 |
| Income tax payable | 73 | 118 |
| Other current liabilities | 718 | 681 |
| **TOTAL EQUITY AND LIABILITIES** | **9,464** | **9,687** |

# Statement of changes in shareholders' equity

| in millions of EUR | Capital | Issue premiums | Reserves | Own shares | Exchange differences | Direct charges to shareholders' equity | Shareholders' equity | Third Party | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| **Book value at the end of the previous period (12/31/2002)** | **1,269** | **14** | **1,692** | **-101** | **-211** | **23** | **2,686** | **878** | **3,564** |
| Income for the period | | | 396 | | | | 396 | 34 | 430 |
| Distribution | | | -199 | | | | -199 | -36 | -235 |
| Changes in exchange rates | | | | | -211 | | -211 | -10 | -221 |
| Acquisition/sale of own shares | | | | -18 | | | -18 | | -18 |
| Net gains and losses not shown in the Income Statement | | | | | | 12 | 12 | | 12 |
| Increase in capital | | | | | | | 0 | | 0 |
| Other | | | | | | | 0 | | 0 |
| **Book value at the end of the previous period (12/31/2003)** | **1,269** | **14** | **1,889** | **-119** | **-422** | **35** | **2,666** | **866** | **3,532** |

# Results by segment

This table indicates sales without elimination of sales between sectors as well as the results by sector including non-recurring elements (EBIT).

| Millions of EUR | 2002 | 2003 | 2003/2002 Δ% |
|---|---|---|---|
| **Group Sales** | **8,514** | **8,101** | **-5%** |
| *Pharmaceuticals* | 1,863 | 1,832 | -2% |
| *Chemicals* | 2,851 | 2,739 | -4% |
| *Plastics* | 2,309 | 2,105 | -9% |
| *Processing* | 1,487 | 1,423 | -4% |
| *Unallocated items* | - | - | - |
| *« Discontinuing operations »* | 4 | 2 | -50% |
| **Group EBIT** | **757** | **662** | **-13%** |
| *Pharmaceuticals* | 222 | 226 | 2% |
| *Chemicals* | 241 | 204 | -15% |
| *Plastics* | 251 | 150 | -40% |
| *Processing* | 50 | 67 | 34% |
| *Unallocated items* | -52 | -41 | -21% |
| *« Discontinuing operations »* | 45 | 56 | 24% |

PRESS RELEASE

SOLVAY

Embargo, March 30, 2004 at 8:00 am (Brussels time)

REFERENCE : 82-2691

# SOLVAY INCREASES THE OPERATIONAL AUTONOMY OF ITS PHARMACEUTICALS SECTOR AND UNITES ITS PLASTICS AND PROCESSING SECTORS

*Adjusted and simpler structures to better prepare the future*

The Solvay group today announces a new step in the implementation of its strategy: the Group intends to simplify and increase the efficiency of its organization, with two important structural changes.

Firstly, in the pharmaceuticals area, a new company will be created, incorporated in Luxembourg, which will hold and consolidate the strategic management of all pharmaceutical companies of the Solvay group. This company will itself be held by Solvay SA. Its CEO will be Jürgen Ernst, Director and Solvay Executive Committee member in charge of the Pharmaceuticals Sector. Such Sector remains, as before, controlled by the Solvay Executive Committee and main board.

Throughout the whole process, Solvay will abide by the required social procedures.

Secondly, on June 1, 2004, when Henri Lefèbvre, Member of the Executive Committee and General Manager of the Plastics Sector, will retire, Solvay will unite its Plastics and Processing Sectors into a single one, which will be called Plastics Sector. The Strategic Business Units (SBU) concerned, active in Specialty Polymers and fuel systems on one hand and in Vinyls and derivates on the other hand, will continue to be lead by their current managers. From June 1, Jacques van Rijckevorsel, Member of the Executive Committee, currently General Manager of the Processing Sector and Solvay Innovation Sponsor, will be responsible for this new Sector. This new, more compact and more interactive structure will, among other, allow the alleviation of a number of horizontal processes common to all activities of the Sector.

Following this reorganization, the Group will consist of three sectors with a comparable size – Pharmaceuticals, Chemicals and Plastics – instead of four today.

**Solvay** is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries and had consolidated sales of EUR 7.6 billion in 2003. Solvay is listed on the Euronext 100 index of top European companies. Details are available on www.solvay.com.

*For further information please contact* :
*Martial Tardy*
*Corporate Press Officer*
**SOLVAY S.A. Headquarters**
**Tel.:** ++32 2 509 72 30
**Fax:** ++32 2 509 72 40
E-mail: martial.tardy@solvay.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

**Notes to the Editors:**

Solvay's **Pharmaceuticals Sector** is a research-based organization, whose sales were EUR 1.8 billion in 2003, with 7,500 employees worldwide. Its own R&D spending was EUR 284 million in 2003 – up 7% compared with the previous year. The company has a prolific R&D pipeline, with around 30 new molecules today at various stages of clinical testing.

Solvay Pharmaceuticals also operates through numerous contracts and alliances with solid partners in the biotechnology sector, as well as for the development and marketing of new products.

Solvay is ensuring the accelerated growth of its Pharmaceuticals Sector, based on:

- The concentration on four selected therapeutic fields: gastroenterology, gynecology/andrology, cardiology and mental health;
- The acquisition and/or development of new products, and new applications for existing products;
- The acquisition of companies;
- A global presence, with above-market growth, in particular in North America, Central and Eastern Europe, the Middle East and Asia;
- The contributions from newly developed molecules and increased effectiveness of R&D carried out alone or in partnership.

Solvay's **Plastics Sector** is rapidly developing its speciality products and acquiring or consolidating leadership and competitive positions in essential products. The combined plastics activities – including processing – had total sales of EUR 3.2 billion in 2003, with 11.300 employees worldwide.

The major strategic changes implemented by the Solvay group have fuelled a rapid growth in Specialties. These research-intensive, high-value added products include high-performance polymers, fluorinated polymers, elastomers and fluids. In terms of sales, Specialty products now outweigh the group's Vinyls activities, which Solvay has consolidated through alliances and joint ventures with high-quality partners, in order to create scale and increase competitiveness.

The new Plastics Sector also includes Solvay's 50% share in Inergy Automotive Systems, a global leader in plastic fuel systems whose products are installed in one out every five new cars worldwide. Other plastics processing products comprise pipes and fittings as well as specialties such as films for technical and medical applications.